EXHIBIT 5.3






PRESS RELEASE

DATED NOVEMBER 8, 1994


[3Com Logo]	3Com Corporation	   		(408) 764-5000
          		5400 Bayfront Plaza			345546 Telex
		          P.O. Box 58145
		          Santa Clara, CA  95052-8145



For More Information:

Kate Patterson
3Com Investor Relations
(408) 764-6802


FOR IMMEDIATE RELEASE
November 8, 1994



	3COM ANNOUNCES PRIVATE CONVERTIBLE DEBT FINANCING


	SANTA CLARA, Calif. - 3Com Corporation (NASDAQ:COMS), a leading global data networking company, today concluded an agreement with investment banking firms for the private placement under Rule 144A of up to $110 million 10.25 percent convertible subordinated notes due 2001. The notes, non-callable for three years, are convertible into a maximum of 1,591,320 shares of 3Com common stock at a conversion price of $69.125 per share. The transaction is expected to close next week.
	The proceeds will be used for general corporate purposes.
	The notes have not been and will not be registered under the Securities Act of 1933 and may not be offered or sold within the United States absent registration or an available exemption from such registration requirements.
	This announcement does not constitute an offer to sell or the solicitation of offers to buy any security and shall not constitute an offer, solicitation or sale of any security in any jurisdiction in which such offer, solicitation or sale would be unlawful.

	Founded in 1979, 3Com Corporation pioneered the data networking industry. Today, 3Com offers customers a broad range of ISO 9000-compliant global data networking solutions that include routers, hubs, remote access servers, switches and adapters for Ethernet, Token Ring, and high-speed networks. 3Com is a Fortune 500 company headquartered in Santa Clara, Calif. and maintains worldwide research and development, manufacturing, marketing, sales and support capabilities.